SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of: August 2003

                        Commission File Number: 000-28882

                             World Heart Corporation
                       -----------------------------------
               (Exact name of registrant as specified in charter)

                                       N/A
                          -----------------------------
                 (Translation of registrant's name into English)

                                     Ontario
                            -------------------------
                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
                   -------------------------------------------
                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                                Form 20-F  X    Form 40-F
                                          ---

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes        No  X
                                       ---       ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Form 6-K consists of the following:

1. Press release of World Heart Corporation (the "Company") dated August 12, 2003, announcing its financial results for the second quarter of its 2003 fiscal year.

News Release

For Immediate Release

                             WORLD HEART CORPORATION
                      ANNOUNCES SECOND QUARTER 2003 RESULTS


OTTAWA - August 12, 2003: (OTCBB: WHRTF, TSX: WHT) - World Heart Corporation (WorldHeart) today released its unaudited consolidated financial results for the quarter and six months ended June 30, 2003. For the first six months of 2003, revenues were up by 14% and the gross margin was $1,143,859 compared with negative gross margin of $258,576 for the same period last year. As previously announced, second quarter Novacor(R) LVAS (Left Ventricular Assist System) pump sales were 35 units compared with 31 units sold in the first quarter this year, and 23 during the second quarter of 2002.

For the quarter ended June 30, 2003, revenues were $2,724,286, compared with $2,523,164 a year ago, generating a contribution in the second quarter of this year of $582,959, compared with a negative contribution of $297,668 for the same quarter last year. Net loss for the second quarter this year was $4,057,408, or $0.18 per share, compared with $9,853,918, or $0.55 per share last year. Total cash applied to operations during the second quarter this year was $1,263,819, compared with $6,299,941 for the same period one year ago.

Revenues for the first six months of 2003 were $5,873,777, compared with $5,142,248 for the same period last year. Net loss for the six months was $12,633,880, or $0.59 per share, compared with $ 23,002,843, or $1.31 per share last year. Total cash applied to operations during the first six months of this year was $11,126,473, compared with $15,629,887 a year ago.

Cash at June 30, 2003 totaled $41,551, compared with $248,181 at December 31, 2002. The quarter-end cash position does not include approximately $1.2 million received early in the third quarter by way of a previously announced private placement of secured convertible debentures. The company has maintained operations through such interim financings, as well as through sales revenues and ongoing expense reimbursements by Industry Canada through its Technology Partnerships program. However, payables are being carried at a level that is not sustainable. In this regard, the process of completing additional funding is ongoing, and is expected to be concluded over the next few weeks.

The previously announced customer financing arrangement with Export Development Canada has been well received, and initial utilization of the arrangement is anticipated during the third quarter. This arrangement will assist in optimizing WorldHeart's working capital management, and following implementation in the U.S., WorldHeart would expect to expand the program to other key markets, including Europe, early in 2004.

During the quarter, evidence continued to build that the incidence of stroke is substantially reduced when the ePTFE inflow conduit is used with Novacor LVAS implants. As at July 15, 2003, a total of 137 implants had used the ePTFE conduit in the U.S., Europe and Canada with incidence of stroke of 10.9%, of which 3.6% was attributed to specific causes unrelated to the device. These results, together with the continued freedom from device failure, are contributing to the competitive strength of Novacor LVAS.

In the U.S., approval for use of Novacor LVAS by NYHA Class IV heart-failure patients who are not candidates for transplantation continues to be a priority. Discussions with the U.S. Food and Drug Administration (FDA) were ongoing during the quarter and supplementary analyses were submitted to the FDA early in the third quarter. The company expects a decision before year-end respecting expansion of the Novacor LVAS indication.

Novacor LVAS is an electromagnetically driven pump that provides circulatory support by taking over part or all of the workload of the left ventricle. It is commercially approved as a bridge to transplantation in the U.S. and Canada. On November 22, 2002, the FDA filed WorldHeart's Premarket Approval (PMA) Supplement seeking destination-therapy indication for its Novacor LVAS.

In Europe, the Novacor LVAS device has unrestricted approval for use as a bridge to transplantation, an alternative to transplantation and to support patients who may have an ability to recover the use of their natural heart. In Japan, the device is currently commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

World Heart Corporation will hold a conference call at 4:00 p.m. (EDT) today to discuss this quarter's financial results. To participate in the call, please call 1-800-298-3006 ten minutes before the call begins.

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS (Left Ventricular Assist System) is well established in the marketplace and its next-generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with end-stage heart failure.

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third-party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars.



For more information, please contact:
World Heart Corporation
Michelle Banning
Manager, Corporate Communications
(613) 226-4278, ext: 2995 or (510) 563-4995
communications@worldheart.com

World Heart Corporation
Summary Consolidated Statements of Loss

Amounts in thousands (except per share data), Canadian Dollars

--------------------------------------------------------------------------------------------------------------------------
                                                              Three months ended                Six months ended
                                                          June 30, 2003   June 30, 2002    June 30, 2003   June 30, 2002
--------------------------------------------------------------------------------------------------------------------------
                                                           (unaudited)      (unaudited)     (unaudited)     (unaudited)
Revenue                                                        $  2,724         $  2,523         $  5,874        $  5,142
Cost of goods sold                                               (2,141)          (2,821)          (4,730)         (5,401)
                                                     ---------------------------------------------------------------------
Gross margin                                                        583             (298)           1,144            (259)
                                                     ---------------------------------------------------------------------

Expenses
   Selling, general and administrative                           (2,706)          (3,179)          (4,971)         (5,289)
   Research and development                                      (2,252)          (5,907)          (9,063)        (13,284)
   Amortization of intangibles                                   (1,831)          (1,831)          (3,661)         (3,661)
                                                     ---------------------------------------------------------------------
                                                                 (6,789)         (10,917)         (17,695)        (22,234)
                                                     ---------------------------------------------------------------------

Loss before the undernoted                                       (6,206)         (11,215)         (16,551)        (22,493)

Other income (expenses)                                           2,149            1,361            3,917            (510)
                                                     ---------------------------------------------------------------------

Net loss for the period                                        $ (4,057)         $(9,854)        $(12,634)       $(23,003)
                                                     ---------------------------------------------------------------------

Weighted average number of common  shares                    21,939,888       17,970,127       21,305,976      17,585,481

                                                     ---------------------------------------------------------------------

Basic and diluted loss per common share                         $ (0.18)         $ (0.55)         $ (0.59)        $ (1.31)
--------------------------------------------------------------------------------------------------------------------------


World Heart Corporation
Summary Consolidated Statements of Cash Flows
                                                                                                                         =
Amounts in thousands, Canadian dollars
--------------------------------------------------------------------------------------------------------------------------
                                                              Three months ended                Six months ended
                                                           June 30, 2003   June 30, 2002    June 30, 2003   June 30, 2002
--------------------------------------------------------------------------------------------------------------------------
                                                            (unaudited)     (unaudited)       ( unaudited)     (unaudited)
CASH FLOWS FROM (USED IN)

Operating activities                                           $ (1,264)        $ (6,300)       $ (11,126)      $ (15,630)
Investing activities                                                137             (207)              79           6,453
Financing activities                                              1,437              (40)          11,539            (157)
Effect of exchange rate changes on cash
     And cash equivalents                                          (468)             100             (699)             97
                                                     ---------------------------------------------------------------------

Increase / (decrease) in cash and cash
     equivalents for the period                                    (158)          (6,447)            (207)         (9,237)

Cash and cash equivalents beginning of the period                   199           12,555              248          15,345
                                                     ---------------------------------------------------------------------

Cash and cash equivalents end of the period                        $ 41          $ 6,108            $  41         $ 6,108
--------------------------------------------------------------------------------------------------------------------------

World Heart Corporation
Summary Consolidated Balance Sheets
Amounts in thousands, Canadian Dollars

------------------------------------------------------------------------------------------------------
                                                                           June 30,      December 31,
                                                                              2003              2002
------------------------------------------------------------------------------------------------------
                                                                          (unaudited)
ASSETS
    Current assets                                                          $   8,935        $ 11,728
    Cash pledged as collateral for lease                                          785           1,183
    Capital assets                                                              3,750           4,245
    Goodwill, intangible and other assets                                      24,559          27,890
                                                                       -------------------------------
                                                                            $  38,029        $ 45,046
                                                                       -------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY

Liabilities
    Current liabilities                                                     $  25,754        $ 19,781
    Preferred shares                                                           65,659          72,750
                                                                       -------------------------------
                                                                               91,413          92,531
                                                                       -------------------------------

Shareholders' equity
    Common stock, special warrants, rights and contributed surplus            138,627         131,892
    Accumulated deficit                                                      (192,011)       (179,377)
                                                                       -------------------------------

                                                                              (53,384)        (47,485)
                                                                       -------------------------------

                                                                            $  38,029       $  45,046
------------------------------------------------------------------------------------------------------

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         World Heart Corporation


         Date:  August 13, 2003          By:      /s/  Ian Malone
                                            ------------------------------------
                                            Name:  Ian Malone
                                            Title: Vice President Finance and
                                                     Chief Financial Officer